PointsInternational to Present at Upcoming
Investor Conferences

TORONTO, May 10, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that the Company will present at the following upcoming investor conferences:

  Three Part Advisors East Coast IDEAS Investor Conference in Boston, MA. The Points presentation is scheduled for Wednesday, May 17, 2017 at 1:50 p.m. Eastern Time.
  18th Annual B. Riley Co. Investor Conference in Santa Monica, CA. The Points presentation is scheduled for Thursday, May 25, 2017 at 1:30 p.m. Pacific Time (4:30 p.m. Eastern Time).

Live webcasts, as well as the replays, of both presentations will be available on the Company’s investor relations website at investor.points.com.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in providing loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: Loyalty Currency Retailing, which includes the Buy, Gift & Transfer services, retails loyalty points and miles directly to consumers; Points Travel, which helps loyalty programs increase program revenue from hotel and car bookings, providing more opportunities for members to earn and redeem loyalty rewards more quickly; and Platform Partners, a multi-channel service offering which provides developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

CONTACT:
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com